SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   Form 10-C

                Report by Issuer of Securities Quoted on NASDAQ

                          Interdealer Quotation System

                  Filed pursuant to Section 13 or 15(d) of the
                Securities Exchange Act of 1934 and Rule 13A-17
                              or 15d-17 thereunder

                             Smithfield Foods, Inc.
                 (Exact name of issuer as specified in charter)

                  501 N. Church Street, Smithfield, VA. 23430
                    (Address of principal executive officer)

         Issuer's telephone number, including area code  (804) 357-4321

                   I. CHANGE IN NUMBER OF SHARES OUTSTANDING

   Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1. Title of security                                    Common Stock, par value $.50 per share
2. Number of shares outstanding before the change       As of December 8, 1995: 16,437,526
3. Number of shares outstanding after the change        17,531,799
4. Effective date of change                             December 20, 1995
5. Method of change


   Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

Acquisition, paid for partly in cash and partly in common stock

   Give brief description of transaction

Acquisition by the registrant of John Morrell & Co. from Chiquita Brands International, Inc.

                          II. CHANGE IN NAME OF ISSUER

1. Name prior to change      N/A
2. Name after change
3. Effective date of charter amendment changing name
4. Date of shareholder approval of change, if required

Date   December  28, 1995            /s/ SMITHFIELD FOODS, INC.

                                     Name: Aaron D. Trub
                                     Title: Vice President, Secretary
                                            and Treasurer